82-5008



บริษัท สหวิริยาสตีลอินดัสตรี จำกัด (มหาชน)

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

สำนักงานกรุงเทพ 28/1 อาคารประภาวิทย์ ชั้น 2-3 ถ.สุรศักดิ์ แขวงสีลม เขตบางรัก กรุงเทพฯ 10500 ทะเบียนเลขที่ บมจ.315
HEAD OFFICE 28/1 Prapawit Bldg., 2-3 FL., Surasak Rd., Silom, Bangrak, Bangkok 10500 Thailand
Tel : (662) 2383063 (Auto 20 Lines), 6300280 (Auto 7 Lines)
Fax : (662) 2368890, 2368892, 6300287-8
โรงงาน 9 หมู่ 7 ต.แม่รำ...
PLANT OFFICE 9 M. 7 T.Mae... ...d
Tel : (6632) 691403 (Auto 9 Lines)
Fax : (6632) 691416, 691421
http:// www.ssi-steel.com

ISO 9002
ISO 14001
TIS 18001



03022072



SUPPL
RECD S.E.C.
MAY 1 2003
1086

Ref. S.E.C.025/2003 April 18, 2003

Re : Invitation to the Ordinary General Shareholders' Meeting No.14

Attn : Shareholders

Enclosures : 1. A copy of the Minutes of the Ordinary General Shareholders' Meeting No.13
2. An annual report for 2002
3. Supporting Documents for Consideration of Agenda 9
4. A Proxy Form

The Board of Directors' Meeting of Sahaviriya Steel Industries Public Company Limited No.1/2003 held on February 25, 2003 resolved that the Ordinary General Shareholders' Meeting No.14 be held on April 29, 2003 at 2:00 p.m. at the Crystal Room, Crowne Plaza Hotel, No.981 Silom Road, Silom Sub-district, Bangrak District, Bangkok Metropolis with the following agenda:

Agenda 1 To consider and certify the Minutes of the Ordinary General Shareholders' Meeting No.13 held on April 4, 2002.

Opinion of the Board of Directors : *Such Minutes is correct in accordance with the resolutions of the Ordinary General Shareholders' Meeting No.13. It is deemed appropriate that the Shareholders approve the said Minutes.*

Agenda 2 To consider and certify the Company's Annual Report and the Board of Directors' report for fiscal year 2002.

Opinion of the Board of Directors : *It is deemed appropriate to report to the Shareholders about the Company's Annual Report and the Board of Directors' report for fiscal year 2002.*

Agenda 3 To consider and approve of Balance Sheets and Profit and Loss Statements for the fiscal year ended December 31, 2002.

Opinion of the Board of Directors : *Balance Sheets and Profit & Loss Statements for the fiscal year ended December 31, 2002 have been duly audited and certified by the auditor. It is deemed appropriate that the Shareholders approve the said reports.*

Agenda 4 To consider the allocation of Profit of the year 2002.

Opinion of the Board of Directors : *Though in year 2002 has a great profit but the Company still has retained loss. It is deemed appropriate that the Shareholders approve to omit allocation of profit and dividend payment from the operation result of 2002.*

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Agenda 5 To consider the appointment of directors replacing those who will retire by rotation and resigned from the director.

Opinion of the Board of Directors : *The five Directors who are due to retire at the end of their term namely Ms. Prapa Viriyaprapaikit, Mr. Wit Viriyaprapaikit, Mr. Taweesak Sananarong, Mr. Piya Viriyaprapaikit, and Mr. Sittichai Thiensathaporn are people with the ability and knowledge and should be re-nominated as Company Directors for another term. The vacant position due to the resignation of the director should be proposed to the Meeting of Shareholders for its consideration.*

Agenda 6 To consider and approve the Directors' remuneration for the year 2002.

Opinion of the Board of Directors : *During year 2002, The Board of Directors put their effort and recommendation and its result as a remarkable year. It is deemed appropriate that the Shareholders approve the Directors' remuneration for Non Executive Directors in the amount of Baht 500,000.- each, for 12 people, the total amount of payment is Baht 6,000,000.-*

Agenda 7 To consider the appointment of the auditors and determine the auditor's fee.

Opinion of the Board of Directors : *It is deemed appropriate that the Shareholders approve to appoint Deloitte Touche Tohmatsu Jaiyos by Miss Chongchitt Leekbhai and/or Mrs. Natchalee Boonyakarnkul and/or Mr.Supamitr Techamontrikul as the Company's auditor for the year 2003 and to fix the auditing fee as proposed by the auditor.*

Agenda 8 To consider and approve to issue all types of secured and/or unsecured debentures.

Opinion of the Board of Directors : *In order to lower cost of fund, partially prepay of Long Term Debt, in case any balance left will serve for working capital and company expansion, it is deemed appropriate that the Shareholders approve the issuance and offering of debentures for sale at one time or at certain intervals of time depending upon the discretion of, and terms and conditions fixed by, the Board of Directors or Executive Board of Directors or the Chairman of the Board of Directors or the person authorized by the Board of Directors or Executive Board of Directors. The debentures shall be issued in Thai Baht with a total issue size as the Company sees fit but not exceeding Baht 6,000 million. The details are as follows:*

Preliminary Details of the Debentures

Type	:	*All types of secured and/or unsecured debentures (except convertible debentures) subject to (i) the market conditions; (ii) terms and conditions fixed by the Board of Directors or Executive Board of Directors or the Chairman of the Board of Directors or the person authorized by the Board of Directors or Executive Board of Directors; and (iii) approvals from the Office of the Securities and Exchange Commission as required by laws.*

Denomination	:	*Thai Baht*
Issue Size	:	*The principal amount of the debentures to be issued shall not exceed Baht 6,000,000,000*
Interest Rate	:	*To be fixed by the Board of Directors or Executive Board of Directors or the Chairman of the Board of Directors or the person authorized by the Board of Directors or Executive Board of Directors subject to the market conditions at the time of the issuance and the offering*
Term	:	*Not exceeding 10 years from the date of issuance*
The Offering	:	*To be made by public offering or private placement to domestic and/or international market pursuant to the Notification Of the Securities and Exchange Commission No. Gor Jor 32/2544 Re: Rules, Conditions and Procedures for the Application and Approval for the Offering Newly Issued Debentures Dated October 19, 2001 and/or any other notification being in force at the time of the issuance of the debentures by the Company, in whole in a single offering or in part in multiple offerings as determined by the Board of Directors or Executive Board of Directors or the Chairman of the Board of Directors or the person authorized by the Board of Directors or Executive Board of Directors.*
Maturity Date	:	*The expiration of the term of debentures*
Call and Put Option	:	*The right of debenture holders or the Company to redeem the debentures prior to maturity shall be subject to the terms and conditions of each series of Debentures at the time of issuance.*

The Board of Directors or Executive Board of Directors or the Chairman of the Board of Directors or the person authorized by the Board of Directors or Executive Board of Directors shall be empowered (i) to determine the time to issue, other details and conditions for the issuance and the offer of the debentures for sale, such as type, amount of debentures for each issuance, maturity, placement, and collateral; (ii) to negotiate, conclude and enter into any agreement or related documents and perform any other acts necessary and appropriate in connection with the Debentures; (iii) to appoint any selling agent, underwriters, advisors, trustees, registrar and/or other related parties and to agree on remuneration and expenses and to enter into any agreements or execute any documents with any relevant parties pursuant to laws, rules and regulations and to take any action necessary for and pertinent to the issuance, offer and sale of the Debentures and to contact relevant authority for permission.

Agenda 9 To consider and approve the amendment of Article 3 paragraph 2 of the Company's Article of Association.

Opinion of the Board of Directors : *In order to the correctness and completeness of Article 3 paragraph 2 of the Company's Article of Association according to the Securities and Exchange Commission and the Stock Exchange of Thailand Notification, it is deemed appropriate that the Shareholders approve the correction of Article 3 paragraph 2 of the Company's Article of Association as proposed.*

Agenda 10 Other Businesses (if any)

The Shareholders are cordially invited to attend the meeting at the date, time and place mentioned above. If you cannot attend the meeting and wish to appoint a person to attend and vote at the meeting on your behalf, please complete and duly execute the enclosed proxy and submit to the Secretary to the Board of Directors before the meeting starts.

To determine the rights to attend the General Shareholders' Meeting No.14, the Company's share register is set to be closed from 12:00 hr. of April 9, 2003 until the General Shareholders' Meeting No.14 ends.

Yours sincerely,
Sahaviriya Steel Industries Public Company Limited



(Mr.Surasak Ngamsidhiphongsa)
Secretary to the Board of Directors
as instructed by the Board of Directors

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED
Minutes of the Ordinary General Meeting of Shareholders No. 13
held on April 4, 2002

****

The Meeting was held at the Crystal Room, Holiday Inn Crowne Plaza Hotel, No. 981 Silom Subdistrict, Bangrak District, Bangkok. There were 56 shareholders attending the Meeting in person and by proxy, representing a total of 380,554,865 shares, thereby forming a quorum. Mr. Maruey Phadoongsidhi, the Chairman of the Board of Directors, presided over the Meeting and Mr. Surasak Ngamsidhiphongsa, the Secretary to the Board of Directors, took the Minutes of the Meeting.

The Meeting began at 2:00 p.m.

The Chairman declared the Meeting open and proceeded in accordance with the following agenda:

Agenda 1 Consideration and Approval of the Minutes of the Ordinary General Meeting of Shareholders No. 12

The Chairman presented the Minutes of the Ordinary General Meeting of Shareholders No. 12 which was held on April 30, 2001 and the Secretary to the Board of Directors read out the Minutes, a copy of which was sent to every shareholder together with the Notice of the Meeting, and the Meeting was then requested to consider approving the Minutes.

The shareholders were of the opinion that the Minutes were taken correctly, and therefore should be approved.

After due consideration, the Meeting passed a unanimous resolution to approve the Minutes of the Ordinary General Meeting of Shareholders No. 12 held on April 30, 2001 as proposed.

Agenda 2 Consideration and Approval of the Amendment to Articles 3, 4, 12 and 46 of the Company's Articles of Association

The Chairman stated that the Office of the Securities and Exchange Commission issued a notification regarding determination of criteria for granting approval for public limited companies wishing to offer newly issued shares to the public. According to the notification, the articles of association of the company requesting approval of public offering shall have a provision concerning request for consent of shareholders for connected transactions and acquisition or disposal of substantial assets of the requesting company or its subsidiaries in accordance with the applicable requirements of the Stock Exchange of Thailand.

In order to comply with the above notification and Public Limited Companies Act (No. 2) B.E. 2544 (2001) as amended from the Public Limited Companies Act B.E. 2535 (1992) in the provision related to the determination of minimum value of shares, and the prohibition of public limited companies from acquiring or holding their own shares or taking advantage from debt to equity conversion or using some types of reserved capital to reduce accumulated loss. The Board of Directors therefore approved that Articles 3, 4, 12, and 46 be amended as follows:

Existing Articles:

"Article 3. Any provisions that are not set out in these Articles of Association shall be governed by and constructed in accordance with the laws governing public limited companies in all respects."

"Article 4. The share capital of the Company will consist solely of ordinary shares entered in name certificates.

All shares in the Company shall be fully paid-up in one lump sum.

The subscribers or purchasers of shares shall not set off their debts with the Company.

The Company shares are indivisible. If two or more persons jointly hold or subscribe for the shares, any one of them shall be appointed for exercising their rights as a shareholder or subscriber, as the case may be."

"Article 12. The Company shall neither own its shares, nor take them in pledge."

"Article 46. - None -"

Amended Articles:

"Article 3. Any provisions that are not set out in these Articles of Association shall be governed by and constructed in accordance with the laws governing public limited companies in all respects.

The Company shall comply with the laws governing securities and exchange. If the Company's securities are listed on the Stock Exchange of Thailand, the Company shall comply with the regulations, notifications, orders or requirements of the Stock Exchange of Thailand, including requirements concerning disclosure of information on connected transactions and acquisition or disposal of substantial assets of the Company or subsidiaries."

"Article 4. The Company shares are ordinary shares entered in name certificates.

All shares in the Company shall be paid-up in full by one payment. In making payment for shares a subscriber or purchaser shall not set off their debts with the Company except where the Company undergoes a debt restructuring by issuing new shares to settle its debts to the creditors under the debt to equity conversion scheme as approved by the meeting of shareholders by votes of not less than three quarters (3/4) of all votes of shareholders present and eligible to vote at the meeting.

The issuance of shares for debt settlement and debt to equity conversion scheme under paragraph two shall be in accordance with the rules and procedures prescribed in the ministerial regulations.

The Company shares are indivisible. If two or more persons jointly hold or subscribe for the shares, any one of them shall be appointed for exercising their rights as a shareholder or subscriber, as the case may be."

"Article 12. The Company shall not own its shares or take them in pledge, except for the following:

(1) the Company may buy back its shares from any shareholders who, by reason that he/she is unfairly treated, voted against the resolution of the shareholders meeting regarding amendment to the Articles of Association concerning the voting rights and dividend entitlement; and

(2) the Company may buy back its shares for financial management purposes when the Company has retained earnings and surplus liquidity, provided that the relevant buy-back will not lead the Company to encounter any financial difficulties.

Such shares held by the Company will neither be counted to form a quorum of a shareholders meeting nor be eligible to vote and receive dividend payments.

The Company must sell such shares bought back under paragraph one within the period of time prescribed in the ministerial regulations. Should the Company fail to sell these shares or be unable to sell all of them within the prescribed period, the Company must decrease its paid-up capital by way of canceling the listed shares that cannot be sold.

The buy-back of shares under paragraph one, and the sale and cancellation of shares under paragraph three shall be in accordance with the rules and procedures prescribed in the ministerial regulations."

"Article 46. The Company may decrease its registered capital either by reducing the par value of each share or by reducing the number of shares with resolution of the meeting of shareholders with not less than three-quarters (3/4) of all votes of the shareholders present and eligible to vote at the meeting.

However, the capital of the Company shall not be decreased to less than one quarter (1/4) of the total capital, unless the Company has accumulated loss, and compensation for the accumulated loss has been made in the order as specified by laws and the accumulated loss still remains.

The Company's capital decrease to less than one quarter (1/4) of the total capital under paragraph two above, must be approved by a resolution of the meeting of shareholders by not less than three quarters (3/4) of all votes of the shareholders present and eligible to vote at the meeting."

In addition, the Chairman proposed to the Meeting that for ease of registration of amendment to the Company's Articles of Association, the Meeting was requested to authorize the Company's authorized director or a person designated by such authorized director to have the power to make any amendment to wording or content of such documents and/or application forms to be submitted to the Department of Commercial Registration, the Ministry of Commerce, involving registration of amendment to the Articles of Association, given that such amendment must be made as per the instruction of the Public Limited Companies Registrar.

The Meeting was therefore requested to consider this matter.

The Secretary to the Board of Directors further stated that the Stock Exchange of Thailand sent a letter Ref. No. KorTor. (Wor) 23/2545 dated 22 March 2002 informing the Company that in order to protect the rights of the shareholders and to prevent any impact which may arise to the market through the criteria for flexible regulations allowing the listed companies to be able to buy back shares, as an efficient financial tool for the benefit of the Company and its shareholders as well as to enable the Board of Directors of the Company to make an immediate decision to proceed with the buy back of shares whenever the situation is appropriate without convening a shareholders meeting, which could save time and cost. The Company was therefore requested to propose this matter to the Annual Ordinary General Meeting of Shareholders to seek for approval of the amendment to the Articles of Association of the Company by adding the following paragraphs as paragraph 5, paragraph 6, and paragraph 7 of Article 12 as proposed by the Board of Directors to this Shareholders Meeting as follows:

"Article 12. The Company shall not own its shares or take them in pledge, except for the following:

(1) the Company may buy back its shares from any shareholders who, by reason that he/she is unfairly treated, voted against the resolution of the shareholders meeting regarding amendment to the Articles of Association concerning the voting rights and dividend entitlement; and

(2) the Company may buy back its shares for financial management purposes when the Company has retained earnings and surplus liquidity, provided that the relevant buy-back will not lead the Company to encounter any financial difficulties.

Such shares held by the Company will neither be counted to form a quorum of a shareholders meeting nor be eligible to vote and receive dividend payments.

The Company must sell such shares bought back under paragraph one within the period of time prescribed in the ministerial regulations. Should the Company fail to sell these

shares or be unable to sell all of them within the prescribed period, the Company must decrease its paid-up capital by way of canceling the listed shares that cannot be sold.

The buy-back of shares under paragraph one, and the sale and cancellation of shares under paragraph three shall be in accordance with the rules and procedures prescribed in the ministerial regulations.

The Company's buy back of shares must be approved by the shareholders meeting, except where such buy back of shares does not exceed 10 percent of the paid-up capital, which may be approved by the Company's Board of Directors.

In the case where the Company buys back shares exceeding 10 percent of the paid-up capital, the Company shall buy back the shares within one (1) year from the date of receipt of approval from the shareholders meeting.

In case where the Company's securities are listed on the Stock Exchange of Thailand, the determination of offering price of shares for such buy back and the sale price of shares to be bought back or any other transaction concerning the said shares buy back must be in accordance with the regulations, notifications, orders, or rules of the Stock Exchange of Thailand."

After the Board of Directors clarified all questions from the shareholders, the shareholders approved the proposed amendment to the Articles of Association in order to comply with the notifications of the Securities and Exchange Commission, the notifications of the Stock Exchange of Thailand, and the Public Limited Companies Act (No. 2) B.E. 2544 (2001) as amended from the Public Limited Companies Act B.E. 2535 (1992).

The Meeting passed a unanimous resolution to approve that Articles 3, 4, 12 and 46 of the Articles of Association be amended as proposed by the Board of Directors and the Secretary to the Board of Directors, as follows:

"Article 3. Any provisions that are not set out in these Articles of Association shall be governed by and constructed in accordance with the laws governing public limited companies in all respects.

The Company shall comply with the laws governing securities and exchange. If the Company's securities are listed on the Stock Exchange of Thailand, the Company shall comply with the regulations, notifications, orders or requirements of the Stock Exchange of Thailand, including requirements concerning disclosure of information on connected transactions and acquisition or disposal of substantial assets of the Company or subsidiaries."

"Article 4. The Company shares are ordinary shares entered in name certificates.

All shares in the Company shall be paid-up in full by one payment. In making payment for shares a subscriber or purchaser shall not set off their debts with the Company except where the Company undergoes a debt restructuring by issuing new shares to settle its debts to the creditors under the debt to equity conversion scheme as approved by the meeting of shareholders by votes of not less than three quarters (3/4) of all votes of shareholders present and eligible to vote at the meeting.

The issuance of shares for debt settlement and debt to equity conversion scheme under paragraph two shall be in accordance with the rules and procedures prescribed in the ministerial regulations.

The Company shares are indivisible. If two or more persons jointly hold or subscribe for the shares, any one of them shall be appointed for exercising their rights as a shareholder or subscriber, as the case may be."

"Article 12. The Company shall not own its shares or take them in pledge, except for the following:

(1) the Company may buy back its shares from any shareholders who, by reason that he/she is unfairly treated, voted against the resolution of the shareholders meeting regarding amendment to the Articles of Association concerning the voting rights and dividend entitlement; and

(2) the Company may buy back its shares for financial management purposes when the Company has retained earnings and surplus liquidity, provided that the relevant buy-back will not lead the Company to encounter any financial difficulties.

Such shares held by the Company will neither be counted to form a quorum of a shareholders meeting nor be eligible to vote and receive dividend payments.

The Company must sell such shares bought back under paragraph one within the period of time prescribed in the ministerial regulations. Should the Company fail to sell these shares or be unable to sell all of them within the prescribed period, the Company must decrease its paid-up capital by way of canceling the listed shares that cannot be sold.

The buy-back of shares under paragraph one, and the sale and cancellation of shares under paragraph three shall be in accordance with the rules and procedures prescribed in the ministerial regulations.

The Company's buy back of shares must be approved by the shareholders meeting, except where such buy back of shares

does not exceed 10 percent of the paid-up capital, which may be approved by the Company's Board of Directors.

In the case where the Company buys back shares exceeding 10 percent of the paid-up capital, the Company shall buy back the shares within one (1) year from the date of receipt of approval from the shareholders meeting.

In case where the Company's securities are listed on the Stock Exchange of Thailand, the determination of offering price of shares for such buy back and the sale price of shares to be bought back or any other transaction concerning the said shares buy back must be in accordance with the regulations, notifications, orders, or rules of the Stock Exchange of Thailand."

"Article 46. The Company may decrease its registered capital either by reducing the par value of each share or by reducing the number of shares with resolution of the meeting of shareholders with not less than three-quarters (3/4) of all votes of the shareholders present and eligible to vote at the meeting.

However, the capital of the Company shall not be decreased to less than one quarter (1/4) of the total capital, unless the Company has accumulated loss, and compensation for the accumulated loss has been made in the order as specified by laws and the accumulated loss still remains.

The Company's capital decrease to less than one quarter (1/4) of the total capital under paragraph two above, must be approved by a resolution of the meeting of shareholders by not less than three quarters (3/4) of all votes of the shareholders present and eligible to vote at the meeting."

In addition, the Meeting authorized the Company's authorized director or a person designated by such authorized director to have the power to make any amendment to wording or content of such documents and/or application forms to be submitted to the Department of Commercial Registration, the Ministry of Commerce, involving registration of amendment to the Articles of Association, given that such amendment must be made as per the instruction of the Public Limited Companies Registrar.

Agenda 3 Consideration and Approval of the Company's Annual Report and the Board of Directors' Annual Report .

The Chairman informed the Meeting that the Board of Directors' Annual Report was included in the Message from the Chairman of the Board of Directors and the report of the Company's operational results as published in the Company's Annual Report for 2001, which had been distributed to all shareholders together with the Notice of the Meeting. The Meeting was requested to approve the Company's Annual Report and the Board of Directors' Annual Report for 2001 and ratify all business activities transacted by the Board of Directors and the Executive Board during the previous year.

The shareholders deemed it appropriate to acknowledge and approve the Company's Annual Report and the Board of Directors' Annual Report for 2001 and to ratify all business activities transacted by the Board of Directors and the Executive Board during the previous year.

After due consideration, the Meeting passed a unanimous resolution to approve the Company's Annual Report and the Board of Directors' Annual Report for 2001 and unanimously resolved to ratify all business activities of the Company transacted by the Board of Directors and the Executive Board during 2001.

Agenda 4 Consideration and Approval of the 2001 Balance Sheet and the Profit and Loss Statement ending December 31, 2001.

The Chairman proposed to the Meeting that, the Company's auditor had completed its audit, and approved the 2001 Balance Sheet and the Profit and Loss Statement ending December 31, 2001, as well as the Notes to the Financial Statements and submitted the same to the Company as per the financial statements published in the 2001 Annual Report already sent to all shareholders together with the Notice of the Meeting. Should any shareholder require any additional explanation from the Board of Directors and the Company's auditor on any issue, all questions were welcome.

The Meeting was therefore requested to consider approving this matter.

The shareholders considered that since the financial statements for the year 2001 had already been certified by the auditor, it was appropriate to be approved as proposed.

After due consideration, the Meeting passed a unanimous resolution to approve the 2001 Balance Sheet and Profit and Loss Statement ending December 31, 2001 as proposed by the Chairman of the Board of Directors in all respects.

Agenda 5 Consideration of Allocation of 2001 Annual Profit

The Chairman stated that the Meeting approved the results of operation and the financial statements of the Company for the year 2001 ending December 31, 2001, as proposed in Agenda 3 and Agenda 4. However, the Company still sustained a high amount of accumulated loss for the results of operation in 2001. Therefore, the Board of Directors considered it appropriate to omit the appropriation of profit and the dividend payment for the results of operation in 2001.

The Meeting was therefore requested to consider this matter.

Shareholders questioned the reasons for the loss of the Company during the past year.

Khun Sittichai Thiensathaporn, Director and Executive Vice President, informed the Meeting that the Company had realized net profit of Baht 2,068.58 Million and Baht 220.51 Million for the years 1999 and 2000, respectively, and had just realized a net loss of Baht 629.66 Million for the year 2001 due to the two following major factors:

1. Import prevention measures imposed by other countries, particularly from the United States of America, rendered the Company unable to export hot rolled steel sheet in coils during the year 2001; and

2. High volumes of dumped imports from foreign producers of hot rolled flat steel into the Thai markets resulted in a reduction of the Company's domestic sales volume and its selling prices, which were decreased in order to compete with dumped imports.

After the shareholders acknowledged the clarification, the shareholders considered it appropriate to omit the dividend payment for the results of operation in 2001 ending December 31, 2001 as proposed by the Board of Directors.

After due consideration, the Meeting passed a unanimous resolution to omit the appropriation of profit and the dividend payment for the results of operations in 2001 ending December 31, 2001 as proposed by the Board of Directors.

Agenda 6 Consideration of Election of Directors to Replace those who Retire by Rotation

The Chairman stated to the Meeting that, currently, there were 15 directors registered with the Ministry of Commerce, as follows;

1. Mr. Maruey Phadoongsidhi
2. Ms. Prapa Viriyaprapaikit
3. Mr. Wit Viriyaprapaikit
4. Mr. Taweesak Senanarong
5. Mr. Visith Noiphan
6. Ms. Kesree Narongdej
7. Mr. Tongchat Hongladaromp
8. Mr. Kamol Juntima
9. Mr. Prateep Buphaintr
10. Mr. Piya Viriyaprapaikit
11. Mr. Win Viriyaprapaikit
12. Mr. Adisak Lowjun
13. Mr. Sittichai Thiensathaporn
14. Mr. Permpoon Krairiksh
15. Mr. Nuttawit Boonyawat

At this Ordinary General Meeting of Shareholders No. 13, there were five directors due to retire by rotation pursuant to the Company's Articles of Association, as follows:

	Name	Position
1.	Mr. Maruey Phadoongsidhi	Chairman of the Board of Directors
2.	Mr. Visith Noiphan	Independent Director and Audit Committee Member
3.	Mr. Permpoon Krairiksh	Director and Executive Director
4.	Mr. Nuttawit Boonyawat	Director and Executive Director
5.	Mr. Adisak Lowjun	Director, Executive Director and President

The Board of Directors considered that each of the five directors who were due to retire by rotation, were knowledgeable and played important roles to the success of the Company, therefore it was proposed that they be re-elected as directors for another term as well as hold their existing positions as Chairman of the Board of Directors, Independent Director, Audit Committee Member, Executive Director and President, as the case may be.

The Meeting was therefore requested to consider electing new directors to replace those who were due to retire by rotation.

The shareholders were of the opinion that the five directors, namely, Mr. Maruey Phadoongsidhi, Mr. Visith Noiphan, Mr. Permpoon Krairiksh, Mr. Nuttawit Boonyawat and Mr. Adisak Lowjun, who were due to retire by rotation, were

knowledgeable and played important roles to the success of the Company, thus they should be re-elected as directors for another term.

Having considered the matter, the Meeting unanimously resolved to elect those five directors, who were due to retire by rotation, as directors of the Company for another term as well as hold their existing positions as Chairman of the Board of Directors, Independent Director, Audit Committee Member, Executive Director and President, as the case may be, as follows:

1.	Mr. Maruey Phadoongsidhi	Chairman of the Board of Directors
2.	Mr. Visith Noiphan	Independent Director and Audit Committee Member
3.	Mr. Permpoon Krairiksh	Director and Executive Director
4.	Mr. Nuttawit Boonyawat	Director and Executive Director
5.	Mr. Adisak Lowjun	Director, Executive Director and President

Agenda 7 Consideration of Appointment of Auditor and Determination of the Auditing Fee

The Chairman stated that the Company's auditor for the year 2001 was Deloitte Touche Tohmatsu Jaiyos Co., Ltd. by Miss Chongchitt Leekbhai, Certified Public Accountant No. 2649 and/or Mrs. Natchalee Boonyakamkul, Certified Public Accountant No. 3126 and/or Mr. Supamitr Techamontrikul, Certified Public Accountant No. 3356, whose auditing term expired. Therefore, it was necessary for the Ordinary General Meeting of Shareholders No. 13 to consider appointing the Company's auditor for the year 2002.

As for the 2002 fiscal period, Deloitte Touche Tohmatsu Jaiyos Co., Ltd. by Miss Chongchitt Leekbhai, Certified Public Accountant No. 2649 and/or Mrs. Natchalee Boonyakamkul, Certified Public Accountant No. 3126 and/or Mr. Supamitr Techamontrikul, Certified Public Accountant No. 3356 were willing to apply to be appointed as the Company's auditor for another term, and proposed the auditing fee for the fiscal year ending December 31, 2002, in the amount of not exceeding Baht 2,125,000, as follows:

- Audit of the 2002 annual financial statements including audit of information technology not exceeding Baht 1,300,000 per year
- Review of quarterly financial statements not exceeding Baht 825,000 per year (Baht 275,000 per quarter)

and expenses relating to the annual audit in the amount of Baht 35,000 and expenses relating to the quarterly review in the amount of Baht 15,000, as well as other expenses as actually paid.

The Board of Directors, by approval of the Audit Committee, considered that it was appropriate to appoint Deloitte Touche Tohmatsu Jaiyos Co., Ltd. by Miss Chongchitt Leekbhai and/or Mrs. Natchalee Boonyakamkul and/or Mr. Supamitr Techamontrikul as the Company's auditor for the year 2002 and to fix the auditing fee and other expenses actually paid, based on the criteria as proposed by the auditor. In case of any additional work other than the regular annual audit, it was deemed appropriate that the Meeting of Shareholders should authorize the Executive Board to determine special expenses on a case by case basis.

The Meeting was therefore requested to consider the appointment of the auditor as well as the determination of the auditing fee.

The shareholders considered that Deloitte Touche Tohmatsu Jaiyos Co., Ltd. by Miss Chongchitt Leekbhai and /or Mrs. Natchalee Boonyakarnkul and/or Mr. Supamitr Techamontrikul, who apply to be elected as the Company's auditor for the year 2002, is well known and widely accepted by both private and public sectors. Therefore, the shareholders agreed with the Board of Directors, proposal for re-appointment of this audit firm as the Company's auditor with the auditing fee and other expenses as quoted by the auditor.

Having considered the matter, the Meeting unanimously resolved to appoint Deloitte Touche Tohmatsu Jaiyos Co., Ltd. by Miss Chongchitt Leekbhai and/or Mrs. Natchalee Boonyakamkul and/or Mr. Supamitr Techamontrikul as the Company's auditor for the year 2002 and to fix the 2002 annual auditing fee including the information technology auditing fee in the amount of not exceeding Baht 1,300,000 per year, review fee for quarterly financial statements in the amount of not exceeding Baht 825,000 per year (Baht 275,000 per quarter), and expenses relating to the annual audit in the amount of Baht 35,000 and the quarterly review fee in the amount of Baht 15,000, and other expenses actually paid, based on the criteria as proposed by the auditor. In addition, the Meeting unanimously resolved to authorize the Executive Board to have the power to determine special expenses (if any) arising from any additional work other than the regular annual audit on a case by case basis, as proposed by the Board of Directors.

Agenda 8 Consideration of Individual Insurance Program for the Board of Directors

The Chairman stated that the Ordinary General Meeting of Shareholders No. 12 held on April 30, 2001 resolved to approve a Health, Life and Accident Insurance Program for all directors of the Company with the insurance premium of not exceeding Baht 20,000 each and the Company already effected the insurance for some directors who had submitted the complete sets of documents.

The insurance company rejected some types of insurance for all directors and/or excluded the coverage of some specific disease cases of Health Insurance for some directors. The Board of Directors considered that for the purpose of welfare and security of the Company's directors who have been devoting their time and capabilities to managing the Company to achieve the goals as determined by the Company and to ensure compliance with the approval of the Shareholders Meeting, it was deemed appropriate that the Company assume direct responsibility in insuring all directors, whose applications were rejected by the insurance company, in some types of insurance for all directors and/or in the excluded coverage of some specific disease cases of Health Insurance throughout the period of performance of duties as the Company's directors, in the amount equivalent to the sum insured and/or equivalent to such benefits provided by the life, health, and accident insurance company to directors based on the premium payment in the amount approved by the shareholders.

Details of coverage provided for the Company's directors, by the insurance company are as follows:

1. Life insurance = Baht 500,000 (Five Hundred Thousand Baht)

2. Health insurance = Coverage terms and criteria are determined by the insurance company with exceptions for some diseases which the insurance company must inform the insured.

3. Accident insurance = Coverage terms and criteria are determined by the insurance company with maximum compensation limit of Baht 2,000,000. (Two Million Baht)

For any director who chooses not to participate in the program, the Board of Directors stated that the above said expenses shall not be reimbursed.

The Meeting was therefore requested to consider this matter.

After the Company's Board of Directors clarified all questions from the shareholders, the shareholders considered that for the purpose of welfare and security of the Company's directors who have been devoting their time and capabilities to managing the Company to achieve the goals as determined by the Company and to ensure compliance with the approval of the Shareholders Meeting, it was deemed appropriate to be approved as proposed.

The Meeting passed a unanimous resolution to approve that the Company assume direct responsibility in insuring all directors, whose applications were rejected by the insurance company, in some types of insurance for all directors and/or the excluded coverage of some specific disease cases of Health Insurance throughout the period of performance of duties as the Company's directors in the amount equivalent to the insured sum and/or equivalent to such benefits provided by the life, health, and accident insurance company to directors based on the premium payment in the amount approved by the shareholders, from now on until amended by the resolution of the Shareholders Meeting.

Agenda 9: Other Matter

There was no other matter proposed to the Meeting for consideration.

The Chairman thanked all shareholders for their attendance to this Meeting, and adjourned the Meeting.

The Meeting was adjourned at 3:00 p.m.

- Signature -
(Mr.Maruey Phadoongsidhi)
Chairman of the Meeting

- Signature -
(Mr. Surasak Ngamsidhiphongsa)
Secretary to the Board of Directors

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

Supporting Documents for Consideration of Agenda 9

of the Ordinary General Shareholders' Meeting No.14 held on April 29, 2003

as an integral part of the invitation letter of the Ordinary General Shareholders' Meeting No.14

Existing	New
Article 3. paragraph 2 The Company shall comply with the securities and exchange law. If the Company's securities are listed on the Stock Exchange of Thailand, the Company shall comply with the regulations, notifications, orders or requirements of the Stock Exchange of Thailand including requirements concerning disclosure of information, connected transactions and acquisition or disposal of substantial assets of the Company or its subsidiaries.	Article 3. paragraph 2 Where the Company or any of its subsidiaries enters into a connected transaction, or an acquisition or disposition of core assets of the Company or its subsidiaries, as defined in the notification of the Stock Exchange of Thailand governing the connected transactions of listed companies or the acquisition or disposition of core assets of listed companies, as the case may be, the Company shall also comply with such rules and procedures under such notifications.

Appendix
Supporting Documents for Attending Meetings

Before attending a Meeting, each Shareholder must show any of the following documents:

1. Individual Shareholders

1.1 In case of an individual Shareholder Attending the Meeting in person, an original of a valid document containing the photo of such person issued by the Government Agency, such as identification Card, Driver License or Passport.

1.2 In case of a shareholder represented by proxy Attending the Meeting:

(a) a proxy in the form attached to the invitation of the Meeting, accurately completed and signed by the Shareholder and the proxyholder;

(b) a copy of the documents of the Shareholders issued by the Government Agency containing the details specified in paragraph 1.1 above, certified true by the Shareholders;

(c) an original documents of the proxyholder issued by the Government Agency containing details specified in paragraph 1.1 above.

2. Juridical Shareholders

2.1 Unless otherwise provided in paragraph 2.2 below, in case of a representative of juridical Shareholder Attending the Meeting in person, the following documents will be required:

(a) an original documents of the representative issued by the Government Agency containing details specified in paragraph 1.1 above.

(b) a copy of the affidavit of the juridical Shareholders containing a statement indicating that such representative has been duly authorised to act on its behalf, certified true by its representative.

2.2 In case where the juridical Shareholder is represented by a proxy:

(a) a proxy in the form attached to the invitation of the Meeting, accurately completed and signed by the Shareholder and the proxyholder;

(b) a copy of the affidavit of the juridical Shareholders containing a statement indicating that such representative has been authorised to act on its behalf, certified true by its representative.

(c) an original documents of the proxyholder issued by the Government Agency containing the details specified in paragraph 1.1 above.

3. Non-Thai Individual Shareholders or Non-thai Juridical Persons Established under Foreign Laws

Subject to the provisions set out below, paragraphs 1 and 2 shall apply mutatis mutadis to Shareholders who are non-Thai or juridical persons established under foreign laws, as the case may be:

(a) Affidavit of juridical persons may be issued by the Government Agency of the country in which such juridical person has been established or by its authorised officer. However, the Affidavit of the juridical person must contain details regarding its name, name of the person authorised to sign on its behalf and relevant conditions or limitation and its registered office.

(b) Original documents which are neither in Thai nor English must be submitted together with Thai or English translation, certified true and correct by its authorised officer.

Explanation about the Proxy Form for the Shareholders Meeting

Since the Department of Business Development has issued the Notification prescribing the Proxy Form (No.3) B.E.2545 dated 15 March 2002, prescribing the proxy forms for the Shareholders meeting of public limited companies, the Shareholders may therefore use one of the three forms as attached.

However, in order to facilitate the formation of a quorum required for the Shareholders meeting, if you are unable to attend the Ordinary Meeting of Shareholders No.14 and are desirous of appointing a proxy to attend and vote on your behalf, you are requested to execute, the Shareholders may therefore use one of the three forms as attached as prepared by the Company and attached hereto, and complete the form with all correct information and return it to the Company before the holding of the said Shareholders meeting.

Thank you.

Proxy (Form A)

Issue at ______________________

Date_____Month____________Year_______

I/We____Nationality__________

Resident at No.______________Road__________________Sub-district________________

District____________________Province____________________Postal Code______________

as a shareholder of **Sahaviriya Steel Industries Public Company Limited**, holding the shares in the amount of___________________shares,

hereby grant____age____________years

Resident at No.______________Road__________________Sub-district________________

District____________________Province____________________Postal Code______________

as my/our proxy to attend and vote at the Ordinary General Shareholders' Meeting No.14, to be held on April 29th, 2003 at 2:00 p.m., at Crystal Room, Crowne Plaza Hotel,No.981 Silom Road, Bangrak, Bangkok or at any adjournment thereof to any other date, time and venue.

Any acts undertaken by the proxy at such meeting shall be deemed as my/our own acts in every respects.

Signature___________________________Grantor

[Duty Stamp of Baht 20 is required] ( )

Signature___________________________Grantee

( )

Remarks

1. A shareholder shall grant only one proxy to attend and vote on his/her behalf at the meeting, and cannot divide his/her shares for several proxies to vote separately.
2. A shareholder may grant power to the proxy equivalent to the amount of shares held or only part of the shares less than the amount of shares held, by clearly specifying the number of shares to such proxy.
3. The votes of a shareholder may be split, i.e. approve, disapprove or abstain for certain number of votes.



Proxy (Form B)

Made at ______________________

Date_____Month____________Year_______

(1) I/We______________________________Nationality______________
Residing at No.__________Road__________________Sub-district______________
District________________Province________________Postal Code______________

(2) as a shareholder of **Sahaviriya Steel Industries Public Company Limited,** holding the shares in the total amount of______________shares and the total number of votes for which can be voted for______________votes as follows :

Ordinary shares in the amount of__________shares, which I/We can vote for__________votes.
Preferred shares in the amount of_____-_____shares, which I/We can vote for_____-_____votes.

(3) hereby grant______________________________age________years,
Residing at No.__________Road__________________Sub-district______________
District________________Province________________Postal Code______________
as my/our proxy to attend and vote at the Ordinary General Shareholders' Meeting No.14, to be held on April 29th, 2003 at 2:00 p.m., at Crystal Room, Crowne Plaza Hotel, No.981 Silom Road, Bangrak, Bangkok or at any adjournment thereof to any other date, time and venue.

(4) The number of votes which I/We have granted to my/our proxy to attend this Meeting and vote on behalf of myself/ourselves are :

☐ Equivalent to total numbers of shares held by me/us, and which I/We have the right to vote under Clause (2)

☐ Partial to total numbers of shares held by me/us, and which I/We have the right to vote :

☐ Ordinary share in the amount of______________shares, which I will vote for______________votes

☐ Preferred share in the amount of_____-_____shares, which I will vote for_____-_____votes

Total______________votes

(5) I/We appoint my/our proxy to vote on behalf of my/our behalf in this Meeting as follows :

☐ (a) The proxy has right to consider the matters and vote on behalf of my/our behalf as he/she deems appropriate in all respects.

☐ (b) The proxy may consider the matters and vote on my/our behalf as follows :

Agenda 1 To consider and certify the Minutes of the Ordinary General Shareholders' Meeting No.13 held on April 4, 2002.

☐ Approve__________votes ☐ Disapprove__________votes ☐ Abstain__________votes

Agenda 2 To consider and certify the Company's Annual Report and the Board of Directors' report for fiscal year 2002.

☐ Approve__________votes ☐ Disapprove__________votes ☐ Abstain__________votes

Agenda 3 To consider and approve of Balance Sheets and Profit and Loss Statements for the fiscal year ended December 31, 2002.

☐ Approve__________votes ☐ Disapprove__________votes ☐ Abstain__________votes

Agenda 4 To consider the allocation of profit of the year 2002.

☐ Approve__________votes ☐ Disapprove__________votes ☐ Abstain__________votes

Agenda 5 To consider the appointment of directors replacing those who will retire by rotation and resigned from the director.

☐ Approve for the election and appointment of all Directors as proposed by the Board of Directors for______________votes.

☐ Approve for the election on certain person as follows :

1. Dr. Prapa Viriyaprapaikit

○ Approve__________votes ○ Disapprove__________votes ○ Abstain__________votes

2. Mr. Wit Viriyaprapaikit

○ Approve__________votes ○ Disapprove__________votes ○ Abstain__________votes



3. Mr. Taweesak Sananarong

○ Approve__________votes ○ Disapprove__________votes ○ Abstain__________votes

4. Mr. Piya Viriyaprapaikit

○ Approve__________votes ○ Disapprove__________votes ○ Abstain__________votes

5. Mr. Sitichai Thiensathaporn

○ Approve__________votes ○ Disapprove__________votes ○ Abstain__________votes

Agenda 6 To consider and approve the Directors' remuneration for the year 2002.

☐ Approve__________votes ☐ Disapprove__________votes ☐ Abstain__________votes

Agenda 7 To consider the appointment of the auditors and determine the auditor's fee.

☐ Approve__________votes ☐ Disapprove__________votes ☐ Abstain__________votes

Agenda 8 To consider and approve to issue all types of secured and/or unsecured debentures.

☐ Approve__________votes ☐ Disapprove__________votes ☐ Abstain__________votes

Agenda 9 To consider and approve the amendment of Article 3 paragraph 2 of the Company's Article of Association.

☐ Approve__________votes ☐ Disapprove__________votes ☐ Abstain__________votes

Agenda 10 Consideration any other businesses (if any)

☐ Approve__________votes ☐ Disapprove__________votes ☐ Abstain__________votes

(6) The proxy's statement or any other documentary evidences (if any) ______________________________

____

(7) If I/We do not specify or clearly specify my/our intention to vote in any agenda, or if there is any agenda considered in the Meeting other than those specified above, or if there is any change or amendment to any fact, the proxy shall be authorized to consider the matters and vote on my/our behalf as the proxy deems appropriate.

Any acts undertaken by the proxy at such meeting shall be deemed as my/our own acts in every respects.

Signature______________________________Grantor

( )

[Duty Stamp of Baht 20 is required]

Signature______________________________Grantee

( )

Remarks

1. A shareholder shall grant only one proxy to attend and vote on his/her behalf at the meeting, and cannot divide his/her shares for several proxies to vote separately.
2. A shareholder may grant power to the proxy equivalent to the amount of shares held in Clause (2) or only part of the shares less than the amount of shares held in Clause (2).
3. Proxy may spilt the votes. If the space in this proxy form is not sufficient, the proxy may use the Attachment to the Proxy Form B, enclosed herewith.
4. In respect of the agenda as to the appointment and election of the Directors, the shareholders may either appoint the whole set of the Directors or only a certain person.
5. In case there is any regulation or article in Articles of Association which requires a proxy to make a statement or present any other document/evidence; for example, in the case where the proxy is an interested person in any business when he/she attends the meeting and votes thereat, the proxy may make his/her statement or present document/evidence by stipulating the same in Clause (6).

Annex to the Proxy Form B

Grant of proxy as a **Shareholders of Sahaviriya Steel Industries Public Company Limited**

At the Ordinary General Shareholders' Meeting No.14, to be held on April 29th, 2003 at 2:00 p.m., at the Crystal Room, Crowne Plaza Hotel, No.981 Silom Road, Bangrak, Bangkok, or at any adjournment thereof to any other date, time and venue.

Agenda no.__________Subject______________________________

☐ Approve______________________________

☐ Disapprove______________________________

☐ Abstain______________________________

Agenda no.__________Subject______________________________

☐ Approve______________________________

☐ Disapprove______________________________

☐ Abstain______________________________

Agenda no.__________Subject______________________________

☐ Approve______________________________

☐ Disapprove______________________________

☐ Abstain______________________________

Agenda no.__________Subject______________________________

☐ Approve______________________________

☐ Disapprove______________________________

☐ Abstain______________________________

I/We hereby certify that all details in this Annex to the proxy form are true and correct in every respect.

Signature________________________Grantor

( )

Date________________________

Signature________________________Grantee

( )

Date________________________



Proxy (Form C)

Issue at ____________________

Date_____Month____________Year_______

(1) I/We________________________Nationality__________Resident at No._______
Resident at No.____________Road______________Sub-district______________
District______________Province______________Postal Code______________

(2) as a shareholder of **Sahaviriya Steel Industries Public Company Limited**, holding the shares in the amount of______________shares,

(3) hereby grant________________________________age__________years
Resident at No.____________Road______________Sub-district______________
District______________Province______________Postal Code______________

as my/our proxy to attend and vote at the Ordinary General Shareholders' Meeting No.14, to be held on April 29th, 2003 at 2:00 p.m.. at Crystal Room, Crowne Plaza Hotel,No.981 Silom Road, Bangrak, Bangkok or at any adjournment thereof to any other date, time and venue.

(4) The number of votes which I/We have granted to my/our proxy to attend this meeting and vote thereat accounts for the total amount of______________votes currently held by me/us.

(5) At this Meeting, I/We have granted my/our proxy to vote as follows:

____

____

____

Any acts undertaken by the proxy at such meeting shall be deemed as my/our own acts in every respects.

Signature________________________Grantor
( )

[Duty Stamp of Baht 20 is required]

Signature________________________Grantee
( )

Remark

1. The Grantor may fix additional items in Clause (5) or other Clauses which are not stated above, and he/she may fix additional items advisable or additional to those provided herein, as he/she may deem appropriate.
2. A shareholder shall grant only one proxy to attend and vote on his/her behalf at the meeting, and cannot divide his/her shares for several proxies to vote separately.
3. A shareholder may grant power to the proxy equivalent to the amount of shares held in Clause (2) or only part of the shares less than the amount of shares held in Clause (2), by clearly specifying the number of shares to such proxy in Clause (4).
4. The votes of a shareholder may be split, i.e. approve, disapprove or abstain for certain number of votes.





บริษัท สหวิริยาสตีลอินดัสตรี จำกัด (มหาชน)
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

สำนักงานกรุงเทพ 28/1 อาคารประภาวิทย์ ชั้น 2-3 ถ.สุรศักดิ์ แขวงสีลม เขตบางรัก กรุงเทพฯ 10500 ทะเบียนเลขที่ บมจ.315 Tel : (662) 2383063 (Auto 20 Lines), 6300280 (Auto 7 Lines)
HEAD OFFICE 28/1 Prapawit Bldg., 2-3 FL., Surasak Rd., Silom, Bangrak, Bangkok 10500 Thailand Fax : (662) 2368890, 2368892, 6300287-8
โรงงาน 9 หมู่ 7 ต.แม่รำพึง อ.บางสะพาน จ.ประจวบคีรีขันธ์ 77140 Tel : (6632) 691403 (Auto 9 Lines)
PLANT OFFICE 9 M. 7 T.Maerumphueng, Bangsaphan, Prachuapkhirikhan 77140 Thailand Fax : (6632) 691416, 691421
http:// www.ssi-steel.com

ISO 9002
ISO 14001
TIS 18001

April 25, 2003

Our Ref: 01/030-033/2546

Re : Submission of unreviewed financial statements of Sahaviriya Steel Industries PLC and Subsidiary for the quarter ended March 31, 2003

Attn : The President
The Stock Exchange of Thailand

We, Sahaviriya Steel Industries Public Company Limited, hereby submit the unreviewed financial statements of Sahaviriya Steel Industries PCL and Subsidiary for the quarter ended March 31, 2003.

The company recorded a net gain of 879.5 million Baht during the first quarter of 2003. The result of operations can be summarized as follows:

1) The company realized 7,538.5 million Baht revenues from sales of hot rolled coil (534,236 metric tonne at an averaged selling price of 14,111 Baht/MT) and 133.6 million Baht sales of steel scrap. The company and subsidiaries recorded total revenues from sales of 7,673.0 million Baht and a gross profit from sales and services of 1,264.6 million Baht.

   The company and subsidiaries recorded 67.4 million Baht in other income.

2) Selling and administrative expenses (excluding interest expenses) of the company and subsidiaries amounted to 200.2 million Baht.

3) A subsidiary recorded a reversal of allowance for doubtful accounts in the amount 12.4 million Baht.

4) The company registered 1,144.2 million Baht profit before interest expenses and corporate income tax expenses.

5) Interest expenses on short–term and long–term loan totaled 225.9 million Baht (consisting of 219.2 and 6.7 million Baht interest of the company and subsidiaries, respectively).

6) A subsidiary recorded accrued corporate income tax expenses in the amount of 0.9 million Baht.

7) The company recorded a net gain after interest expenses and corporate income tax expenses before minority interest in the amount of 917.4 million Baht.

8) From the above results, the company registered a net gain during the first quarter in the amount of 879.5 million Baht .

For your consideration.

Yours faithfully,






SSI

Mr. Sittichai Thiensathaporn
Authorized Director

Mr. Kamol Juntima
Authorized Director

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"		"Unaudited"	
	As at March 31 2003	As at December 31 2002	As at March 31 2003	As at December 31 2002
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	52,089	111,109	2,460	44,540
Temporary investments	279,473	202,495	-	-
Accounts and notes receivable				
Related parties (Note 12.3)	1,062,618	1,345,225	1,041,304	1,327,808
Others	1,460,383	952,331	1,455,259	948,472
	2,523,001	2,297,556	2,496,563	2,276,280
Less Allowance for doubtful accounts	(399,644)	(400,444)	(393,888)	(393,888)
Accounts and notes receivable - net	2,123,357	1,897,112	2,102,675	1,882,392
Short-term loans and advances to related parties (Note 12.2)	3	60	4	137
Inventories (Note 5)	9,443,211	10,989,810	9,484,786	11,039,232
Other current assets				
Advance payments	91,064	23,514	90,913	23,499
Value-added-tax refundable claims	637	79,332	250	79,332
Other receivables	472	2,051	669	2,105
Prepaid expenses	9,417	13,694	8,952	12,645
Deposit at bank used as collateral	16,200	16,200	-	-
Others	27,735	36,554	18,232	18,535
Total Current Assets	12,043,658	13,371,931	11,708,941	13,102,417
NON-CURRENT ASSETS				
Investments using the equity method (Note 12.1)	561,621	561,621	1,120,678	1,080,363
Property, plant and equipment - net (Note 6)	16,770,487	16,923,996	15,233,993	15,375,183
Others non-current assets (Note 7)	8,532	8,535	5,944	5,947
Total Non-Current Assets	17,340,640	17,494,152	16,360,615	16,461,493
TOTAL ASSETS	29,384,298	30,866,083	28,069,556	29,563,910

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"		"Unaudited"	
	As at March 31 2003	As at December 31 2002	As at March 31 2003	As at December 31 2002
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Bank overdrafts and short-term loans from financial institutions (Note 8)				
Short-term loans	1,740,000	1,728,000	1,740,000	1,728,000
Trade finance loans	1,151,167	3,155,862	1,151,167	3,155,862
Accounts and notes payable	832,090	1,194,138	829,810	1,198,516
Current portion of long-term loans (Note 9)	1,533,328	220,760	1,304,212	-
Current portion of long-term liabilities	7,780	7,683	2,601	2,455
Other current liabilities				
Accrued expenses	182,849	220,826	194,852	228,589
Others	62,777	28,993	54,371	18,261
Total Current Liabilities	5,509,991	6,556,262	5,277,013	6,331,683
NON-CURRENT LIABILITIES				
Long-term loans (Note 9)	11,108,757	12,372,365	10,464,241	11,696,426
Convertible debentures (Note 10)	2,573,553	2,582,151	2,573,553	2,582,151
Others non-current liabilities				
Obligations under hire-purchase agreements	4,698	5,230	2,755	2,748
Payable for purchase of land	1,250	2,000	-	-
Total Non-Current Liabilities	13,688,258	14,961,746	13,040,549	14,281,325
TOTAL LIABILITIES	19,198,249	21,518,008	18,317,562	20,613,008

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"		"Unaudited"	
	As at March 31 2003	As at December 31 2002	As at March 31 2003	As at December 31 2002
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)				
SHAREHOLDERS' EQUITY				
SHARE CAPITAL				
Authorized share capital				
1,310,150,000 ordinary shares of Baht 10.00 each	13,101,500	13,101,500	13,101,500	13,101,500
Issued and paid-up share capital				
853,000,000 ordinary shares of Baht 10.00 each, fully paid	8,530,000	8,530,000	8,530,000	8,530,000
ADDITIONAL PAID-IN CAPITAL				
Premium on ordinary share capital	3,600,000	3,600,000	3,600,000	3,600,000
Unrealized increment per assets appraisal (Note 7.2)	6,190,520	6,268,939	6,190,520	6,268,939
DISCOUNT ON CAPITAL				
Discount on ordinary share capital	(3,600,000)	(3,600,000)	(3,600,000)	(3,600,000)
RETAINED EARNINGS (DEFICIT)				
Unappropriated (Deficit)	(4,968,526)	(5,848,037)	(4,968,526)	(5,848,037)
Total Company Shareholders' Equity	9,751,994	8,950,902	9,751,994	8,950,902
MINORITY INTEREST	434,055	253,971	-	-
Total Shareholders' Equity	10,186,049	9,204,873	9,751,994	8,950,902
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	29,384,298	30,722,881	28,069,556	29,563,910

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE QUARTERS ENDED MARCH 31,

"UNAUDITED"

BAHT : '000

		CONSOLIDATED		THE COMPANY ONLY	
		2003	2002	2003	2002
REVENUES					
Revenues from the sales of goods		7,672,968	5,075,506	7,672,134	5,075,506
Revenues from the rendering of services		62,535	47,367	-	-
Other income					
Gain on exchange		55,678	7,958	55,984	7,958
Others		11,679	14,841	10,004	16,569
Share of profit from investment using the equity method		-	-	41,346	28,258
Total Revenues		7,802,860	5,145,672	7,779,468	5,128,291
EXPENSES					
Cost of the sales of goods		6,408,684	4,269,881	6,505,410	4,360,705
Cost of the rendering of services		62,222	62,301	-	-
Selling and administrative expenses		199,137	245,395	174,561	234,354
Doubtful accounts (Reversal)		(12,447)	-	-	-
Other expenses		181	22,773	43	22,659
Directors' remuneration		925	980	765	840
Total Expenses		6,658,702	4,601,330	6,680,779	4,618,558
PROFIT BEFORE INTEREST EXPENSES AND INCOME TAX		1,144,158	544,342	1,098,689	509,733
INTEREST EXPENSES		225,867	229,221	219,178	220,466
INCOME TAX EXPENSES		908	2,744	-	-
PROFIT (LOSS) AFTER TAX		917,383	312,377	879,511	289,267
NET PROFIT OF MINORITY INTEREST		(37,872)	(23,110)	-	-
NET INCOME (LOSS)		879,511	289,267	879,511	289,267
BASIC EARNINGS (LOSS) PER SHARE	**BAHT**	1.03	0.34	1.03	0.34
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES	**'000 SHARES**	853,000	853,000	853,000	853,000

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

CONSOLIDATED

FOR THE QUARTERS ENDED MARCH 31,

"UNAUDITED"

BAHT : '000

	Ordinary Share Capital	Additional Paid-in Capital	Unrealized Increment per Assets Appraisal	Discount on Capital	Unappropriated Retained Earnings (Deficit)	Minority Interest	Total
Beginning balance January 1, 2002	8,530,000	3,600,000	4,993,350	-3,600,000	-9,281,461	253,971	4,495,860
Amortization	-	-	-60,225	-	-	-	-60,225
Net income	-	-	-	-	289,267	-	289,267
Minority interest increase	-	-	-	-	-	22,120	22,120
Ending balance March 31, 2002	8,530,000	3,600,000	4,933,125	-3,600,000	-8,992,194	276,091	4,747,022
Beginning balance January 1, 2003	8,530,000	3,600,000	6,268,939	-3,600,000	-5,848,037	397,173	9,348,075
Amortization	-	-	-78,419	-	-	-	-78,419
Net income	-	-	-	-	879,511	-	879,511
Minority interest increase	-	-	-	-	-	36,882	36,882
Ending balance March 31, 2003	8,530,000	3,600,000	6,190,520	-3,600,000	-4,968,526	434,055	10,186,049

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

THE COMPANY ONLY

FOR THE QUARTERS ENDED MARCH 31,

"UNAUDITED"

BAHT : '000

	Ordinary Share Capital	Additional Paid-in Capital	Unrealized Increment per Assets Appraisal	Discount on Capital	Unappropriated Retained Earnings (Deficit)	Total
Beginning balance January 1, 2002	8,530,000	3,600,000	4,993,350	-3,600,000	-9,281,461	4,241,889
Amortization	-	-	-60,225	-	-	-60,225
Net income	-	-	-	-	289,267	289,267
Ending balance March 31, 2002	8,530,000	3,600,000	4,933,125	-3,600,000	-8,992,194	4,470,931
Beginning balance January 1, 2003	8,530,000	3,600,000	6,268,939	-3,600,000	-5,848,037	8,950,902
Amortization	-	-	-78,419	-	-	-78,419
Net income	-	-	-	-	879,511	879,511
Ending balance March 31, 2003	8,530,000	3,600,000	6,190,520	-3,600,000	-4,968,526	9,751,994

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE QUARTERS ENDED MARCH 31,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2003	2002	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income (loss)	879,511	289,267	879,511	289,267
Items to reconcile net income (loss) to				
net cash flows from operations :				
Doubtful accounts (Reversal)	-12,447	-58	-	-
Depreciation	149,845	140,117	130,874	123,712
Unrealized gain from short-term investment	-1,978	-	-	-
Provision for diminution in value of inventories	850	90,103	850	90,103
Additional interest on debt restructuring	63,058	103,110	63,429	103,484
Realized gain on exchange	-65,108	-17,296	-65,108	-17,296
Unrealized loss on exchange	20,466	11,653	20,466	11,653
Gain on sales of property, plant and equipment	-	-1,819	-	-1,819
Loss on disposal of property, plant and equipment	2,343	23,153	2,205	23,039
Share of profit from investment using the equity method	-	-	-41,346	-28,258
Minority interest	37,872	23,110	-	-
Net income (loss) from operations before changes in operating assets and liabilities	1,074,412	661,340	990,881	593,885
Operating assets (increase) decrease				
Accounts and notes receivable - related parties	282,608	-74,973	286,505	-75,176
Accounts and notes receivable - others	-507,675	-140,762	-506,411	-135,519
Inventories	1,545,750	-321,655	1,553,597	-316,924
Short-term loans and advances to related parties	57	42	133	45
Advance payments	-67,550	-15,691	-67,414	-15,675
Valued-added-tax refundable claims	78,695	15,553	79,082	15,553
Other receivables	13,279	-1,764	1,436	-1,748
Prepaid expenses	4,277	-33,316	3,693	-31,368
Other current assets - others	8,818	-6,580	303	-7,402
Other non-current assets	3	-1,443	3	-1,028

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE QUARTERS ENDED MARCH 31,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2003	2002	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES (CONTINUED)				
Operating liabilities increase (decrease)				
Accounts and notes payable	-359,526	-475,251	-366,184	-480,481
Accrued expenses	-37,977	30,414	-33,737	31,293
Other current liabilities	33,737	22,189	36,115	18,405
Net cash provided by (used in) operating activities	2,068,908	-341,897	1,978,002	-406,140
CASH FLOWS FROM INVESTING ACTIVITIES				
Other investment increase	-75,000	-	-	-
Purchases of property, plant and equipment	-77,253	-33,360	-68,442	-25,022
Proceeds from sales of property, plant and equipment	-	3,057	-	3,057
Net cash used in investing activities	-152,253	-30,303	-68,442	-21,965
CASH FLOWS FROM FINANCING ACTIVITIES				
Short-term loans increase (decrease)	12,000	-60,000	12,000	-60,000
Trade finance loans increase (decrease)	-1,962,957	493,649	-1,962,957	493,649
Repayment of long-term loans	-22,696	-20,843	-	-
Repayment of obligations under hire-purchase agreements	-1,272	-1,316	-683	-675
Repayment of payable for purchase of land	-750	-	-	-
Net cash provided by (used in) financing activities	-1,975,675	411,490	-1,951,640	432,974
Net increase (decrease) in cash and cash equivalents	-59,020	39,290	-42,080	4,869
Cash and cash equivalents as at January 1	111,109	193,826	44,540	4,067
Cash and cash equivalents as at March 31	52,089	233,116	2,460	8,936
Supplemental cash flow information:				
Cash paid for interest	211,302	121,602	203,518	112,354
Non-cash transactions:				
Vehicles acquired under hire-purchase agreements	836	1,770	836	-

See notes to the interim financial statements

PRESS RELEASE

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED



01/051-026/2546 April 28, 2003

Sahaviriya Steel Industries reports its performance for the first quarter of 2003.

The government's economic stimulus policies help increase domestic consumption of hot rolled flat steel, resulting in SSI's solid performance with a net profit of Baht 880 million in the first quarter of 2003. The net profit, however, fell 9% when compared with the last quarter of 2002. The Company still recorded a retained deficit of Baht 4,969 million. Besides, SSI was granted the Prime Minister's Best Industry Award 2003, the first ever best of the "best" PM's Award in Thailand.

Mr. Win Viriyaprapaikit, Executive Vice President of Sahaviriya Steel Industries PLC or SSI, reported the results of operations for the first quarter of 2003 that the Company sold 534,236 tonnes of hot rolled flat steel in the amount of Baht 7,673 million, up from Baht 5,076 million in the first quarter of 2002. The company realized a gross profit of Baht 1,265 million and a net profit after selling and administrative expenses and interest expenses of Baht 880 million. The Company's average selling price in the first quarter of 2003 was Baht 14,111 per tonne, climbing from Baht 13,849 per tonne in the fourth quarter of 2002. While sales volume surged 15% from the previous quarter, the net profit dropped 9% from the fourth quarter of 2002 due to higher cost of raw material.

Main factors attributable to the Company's sales increase include both the government policies to stimulate the economy, resulting in significant increase in domestic demand for hot rolled flat steel since 2002 and the strong global demand for steel, particularly in China. In addition, the government imposed a preliminary anti-dumping measure on import of hot rolled flat steel to support the domestic industry and measures to protect the steel consumers' interest.

Mr. Win added that domestic steel producers' operations have been improved, thanks to the strong demand for hot rolled flat steel and the government measures. As the largest steel producer in Thailand, the Company always conducts its business with good corporate governance and strict compliance to the government's regulations for the sake of public interest. The Company continued to maximize its production output and increase its supply to the domestic market in order to avoid the impact on the consumers particularly during the first quarter of this year when both the demand for hot rolled flat steel and the raw material cost had increased.

The Company's internal operations contributing to the improved performance include the continuous campaigns to enhance efficiency and reduce its production costs and operating expenses, leading to a lower unit production cost and selling and administrative expenses. In addition, the Company's interest burden was reduced as a result of the lower market interest rate.

SSI was recently granted **the Prime Minister's "Best" Industry Award 2003**, the first ever in Thailand. This award is only presented to the organization with at least three different Prime Minister's Industry Awards and with excellence in all management aspects. SSI was awarded **the Prime Minister's Industry Awards for four consecutive years**: Safety Management in 2003, Quality Management in 2002, Environmental Management in 2001, and Productivity Improvement in 2000. These honors affirm the Company's ongoing efforts to improve its management systems in accordance with its philosophy and its commitment for continuous development under its sustainable good corporate governance.

Sahaviriya Steel Industries PLC (SSI) is the first manufacturer of hot-rolled steel sheet in coils in Thailand with promotional privileges granted by the Board of Investment (BOI) and was awarded ISO 9002 certification for quality management system standards, ISO 14001 certification for environmental management system standards and TIS 18001 certification for occupational health and safety management system standards. In addition, SSI's products meet Thai Industrial Standards (TIS) and Japanese Industrial Standards (JIS). For further information, please visit the Company's web site at http://www.ssi-steel.com.

SSI develops steel industry
to support the economic and social security of the Country.